
   FORM 4                         U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                      Washington, D.C. 20549                              OMB APPROVAL
   no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP       OMB No.                      3235-0287
   to Section 16.                                                                 Expires:            September 30, 1998
   Form 4 or Form 5          Filed pursuant to Section 16(a) of the Securities    Estimated
   obligations may              Exchange Act of 1934, Section 17(a) of the        average
   continue.                    Public Utility Holding Company Act of 1935        burden hrs.
   See Instruction 1(b).  or Section 30(f) of the Investment Company Act of 1940  per response                       0.5

1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
                                                                                         to Issuer
        Insignia Properties, L.P.              NATIONAL PROPERTY INVESTORS III
---------------------------------------- ------------------------------------------
  (Last)    (First)     (MI)             3) IRS Or Social      4) Statement for       [  ] Director   [X] 10% Owner
                                            Security Number       Month/Year          [  ] Officer    [ ] Other
One Insignia Financial Plaza                of Reporting                               (give title below)    (specify below)
P.O. Box 1089                               Person                   APRIL 1998         -----------------------------------
---------------------------------------     (Voluntary)        ---------------------
  (Street)                                                     5) If Amendment,       7) Individual or Joint/Group Filing
                                                                  Date, of
Greenville, SC 29602                                              Original
---------------------------------------                           (Month/Year)         [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                          [X] Form filed by More than One
                                                                                            Reporting Person

                         TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                          --------------------------------------------------------------------------------
1) Title of Security        2) Transaction  3) Trans-      4)  Security Acquired    5) Amount of    6) Ownership    7) Nature of
        (Instr. 3)             Date            action          or Disposed             Securities      Form:           Indirect
                               (Month/         Code            of (D)                  Beneficially    Direct (D)      Beneficial
                               Day/Year)       (Inst.8)        (Inst. 3, 4 & 5)        Owned at        or              Ownership
                                            -------------  -------------------------   End of          Indirect        (Inst.4)
                                              Code     V    Amount     (A)    Price    Month           (I)
                                                                       (D)             (Inst.3&4)      (Inst. 4)
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LIMITED PARTNERSHIP UNITS        4/29/98        P            21.00      A    170.00      21,425             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                 SEC 1474 (7-96)



 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------

1) Title of Derivative Security   2) Conversion   3) Transaction  4) Transaction 5) Number of Derivative  6) Date
    (Inst. 3)                        or Exercise     Date            Code           Securities Acquired      Exercisable
                                     Price of        (Month/         (Inst.8)       (A) or Disposed          and Expiration
                                     Derivative      Day/Year)                      of (D)                   Date (Month/
                                     Security                                       (Inst. 3,4&5)            Day/Year)
                                                                   -------------  ----------------------- ------------------------
                                                                                                          Date          Expiration
                                                                   Code      V        (A)         (D)     Excercisable  Date
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7) Title and Amount of        8) Price of      9) Number of     10) Ownership      11) Nature of Indirect
   Underlying Securities         Derivative       Derivative        Form of            Beneficial
   (Inst. 3 & 4)                 Security         Securities        Derivative         Ownership
                                 (Inst. 5)        Beneficially      Security:          (Inst. 4)
                                                  Owned at          Direct (D) or
                                                  End of Month      Indirect (I)
-----------------------------                     (Instr. 4)        (Instr. 4)
                   Amount or
      Title         Number
                   of Shares

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Explanation of Responses:
------------------------

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     --------------------------
     William H. Jarrard, Jr.
     Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.

By:  /s/ Daniel M. LeBey
     -------------------
     Daniel M. LeBey,
     Assistant General Counsel
     and Assistant Secretary


     /s/ Andrew L. Farkas
     --------------------
     Andrew L. Farkas



**Intentional misstatments or omissions of facts constitute
  Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).


/s/William H. Jarrard, Jr.                                     May 5, 1998
-------------------------------------                          -----------
**Signature of Reporting Person                                Date

By: William H. Jarrard, Jr.


                                                                 SEC 1474 (8/92)

                                                                      APRIL-1998